MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2005 AND 2005
                              (Thousands of Pesos)
                             AUDITED Final Printing

REF                     CONCEPTS                                 QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                                               ----------------------         ---------------------
S                                                                  Amount          %            Amount           %
         --------------------------------------------------    ------------     ----          ----------       ----
  1      TOTAL ASSETS .....................................      30,971,021       100         20,772,536       100
  2      CURRENT ASSETS ...................................      11,961,416        39          9,512,567        46
  3      CASH AND SHORT-TERM INVESTMENTS ..................       6,263,658        20          3,545,017        17
  4      ACCOUNTS AND NOTES RECEIVABLE (NET) ..............       3,527,963        11          3,210,775        15
  5      OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..........         683,449         2          1,276,382         6
  6      INVENTORIES ......................................       1,240,768         4          1,228,407         6
  7      OTHER CURRENT ASSETS .............................         245,578         1            251,986         1
  8      LONG-TERM ........................................      15,776,490        51          8,652,534        42
  9      ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..........       7,870,737        25          4,395,245        21
 10      INVESTMENT IN SHARES OF NON-CONSOLIDATED
         SUBSIDIARIES AND ASSOCIATES ......................         361,631         1          1,012,698         5
 11      OTHER INVESTMENTS ................................       7,544,122        24          3,244,591        16
 12      PROPERTY, PLANT AND EQUIPMENT ....................       2,547,917         8          1,189,242         6
 13      PROPERTY .........................................       1,882,093         6            639,094         3
 14      MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .........       2,079,091         7          2,017,254        10
 15      OTHER EQUIPMENT ..................................         623,410         2            403,072         2
 16      ACCUMULATED DEPRECIATION .........................       2,218,707         7          1,870,178         9
 17      CONSTRUCTION IN PROGRESS .........................         182,030         1                  0         0
 18      OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)          454,763         1            648,581         3
 19      OTHER ASSETS .....................................         230,435         1            769,612         4

 20      TOTAL LIABILITIES ................................      18,141,854       100         14,734,138       100
 21      CURRENT LIABILITIES ..............................       7,274,311        40          7,807,699        53
 22      SUPPLIERS ........................................       2,379,179        13          2,244,926        15
 23      BANK LOANS .......................................         490,422         3          1,524,239        10
 24      STOCK MARKET LOANS ...............................          24,973         0             15,335         0
 25      TAXES TO BE PAID .................................         212,239         1            179,218         1
 26      OTHER CURRENT LIABILITIES ........................       4,167,498        23          3,843,981        26
 27      LONG-TERM LIABILITIES ............................      10,111,412        56          6,634,121        45
 28      BANK LOANS .......................................       5,149,203        28          3,606,787        24
 29      STOCK MARKET LOANS ...............................       4,839,500        27          2,763,342        19
 30      OTHER LOANS ......................................         122,709         1            263,992         2
 31      DEFERRED LOANS ...................................          10,197         0             12,768         0
 32      OTHER NON CURRENT LIABILITIES ....................         745,934         4            279,550         2

 33      CONSOLIDATED STOCK HOLDERS' EQUITY ...............      12,829,167       100          6,038,398       100
 34      MINORITY INTEREST ................................       4,310,567        34            497,174         8
 35      MAJORITY INTEREST ................................       5,818,600        66          5,541,224        92
 36      CONTRIBUTED CAPITAL ..............................       7,395,435        58          9,060,585       150
 79      CAPITAL STOCK ....................................       5,795,435        45          4,277,385        71
 39      PREMIUM ON SALES OF SHARES .......................       1,599,662        12          4,783,200        79
 40      CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES .......               0         0                  0         0
 41      CAPITAL INCREASE (DECREASE) ......................       1,123,162         9         -3,519,361       -58
 42      RETAINED EARNINGS AND CAPITAL RESERVE ............       1,270,222        10         -3,115,565       -52
 44      OTHER ACCUMULATED COMPREHENSIVE RESULT ...........        -147,057        -1           -403,796        -7
 80      SHARES REPURCHASED ...............................               0         0                  0         0

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                             AUDITED Final Printing

REF                                                                QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                                     FINANCIAL YEAR              FINANCIAL YEAR
                                                                   ------------------         --------------------
S                            CONCEPTS                                Amount         %           Amount         %
      -------------------------------------------------------      ----------    -----         ---------     ----

  3   CASH AND SHORT-TERM INVESTMENTS .......................       6,263,658      100         3,545,017      100
 46   CASH ..................................................       1,815,652       29         1,230,362       35
 47   SHORT-TERM INVESTMENTS ................................       4,448,006       71         2,314,655       65

  7   OTHER CURRENT ASSETS ..................................         245,578      100           251,986      100
 81   DERIVATIVE FINANCIAL INSTRUMENTS ......................               0        0                 0        0
 82   DISCONTINUED OPERATIONS ...............................               0        0                 0        0
 83   OTHER .................................................         245,578      100           251,986      100

 18   DEFERRED ASSETS (NET) .................................         454,763      100           648,581      100
 48   AMORTIZED OR REDEEMED EXPENSES ........................         454,763      100           648,581      100
 49   GOODWILL ..............................................               0        0                 0        0
 51   OTHERS ................................................               0        0                 0        0

 19   OTHER ASSETS ..........................................         230,435      100           769,612      100
 84   INTANGIBLE ASSET FROM LABOR OBLIGATIONS ...............          86,992       38               118        0
 85   DERIVATIVE FINANCIAL INSTRUMENTS ......................          74,074       32                 0        0
 50   DEFERRED TAXES ........................................          69,369       30            769494      100
 86   DISCONTINUED OPERATIONS ...............................               0        0                 0        0
 87   OTHER .................................................               0        0                 0        0

 21   CURRENT LIABILITIES ...................................       7,274,311      100         7,807,699      100
 52   FOREING CURRENCY LIABILITIES ..........................       3,596,068       49         4,657,229       60
 53   MEXICAN PESOS LIABILITIES .............................       3,678,243       51         3,150,470       40

 26   OTHER CURRENT LIABILITIES .............................       4,167,498      100         3,843,981      100
 88   DERIVATIVE FINANCIAL INSTRUMENTS ......................               0        0                 0        0
 89   INTEREST LIABILITIES ..................................               0        0                 0        0
 68   PROVISIONS ............................................         736,263       18           638,566       17
 90   DISCONTINUED OPERATIONS ...............................               0        0                 0        0
 58   OTHER CURRENT LIABILITIES .............................       3,431,235       82         3,205,415       83

 27   LONG-TERM LIABILITIES .................................      10,111,412      100         6,634,121      100
 59   FOREING CURRENCY LIABILITIES ..........................       9,251,360       91         5,615,329       85
 60   MEXICAN PESOS LIABILITIES .............................         860,052        9         1,018,792       15

 31   DEFERRED LOANS ........................................          10,197      100            12,768      100
 65   NEGATIVE GOODWILL .....................................               0        0                 0        0
 67   OTHERS ................................................          10,197      100            12,768      100

 32   OTHER LIABILITIES .....................................         745,934      100           279,550      100
 66   DEFERRED TAXES ........................................          37,492        5                 0        0
 91   OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE ......         154,583       21             7,645        3
 92   DISCONTINUED OPERATIONS ...............................               0        0                 0        0
 69   OTHERS LIABILITIES ....................................         553,859       74           271,905       97

 79   CAPITAL STOCK .........................................       5,795,773      100         4,277,385      100
 37   CAPITAL STOCK (NOMINAL) ...............................       5,628,294       97         3,173,580       74
 38   RESTATEMENT OF CAPITAL STOCK ..........................         167,479        3         1,103,805       26

 42   RETAINED EARNINGS AND CAPITAL RESERVE .................       1,270,222      100        -3,115,565      100
 93   LEGAL RESERVE .........................................         159,455       13           313,586      -10
 43   RESERVE FOR REPURCHASE OF SHARES ......................         634,230       50         1,433,229      -46
 94   OTHER RESERVES ........................................               0        0                 0        0
 95   RETAINED EARNINGS .....................................         -25,188       -2        -4,955,235      159
 45   NET INCOME FOR THE YEAR ...............................         501,725       39            92,855       -3

 44   OTHER ACCUMULATED COMPREHENSIVE RESULT ................        -147,057      100          -403,796      100
 70   ACCUMULATED INCOME DUE TO MONETARY POSITION ...........               0        0                 0        0
 71   INCOME FROM NON-MONETARY POSITION ASSETS ..............               0        0          -161,417       40
 96   CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION ...        -150,993      103          -242,379       60
 97   CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS               0        0                 0        0
 98   CUMULATIVE EFFECT OF DEFERRED INCOME TAXES ............               0        0                 0        0
 99   LABOR OBLIGATION ADJUSTMENT ...........................         -17,604       12                 0        0
100   OTHER .................................................          21,540      -15                 0        0

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                             AUDITED Final Printing

                                                                 QUARTER OF PRESENT     QUARTER OF PREVIOUS
REF                                                                 FINANCIAL YEAR          FINANCIAL YEAR
 S                        CONCEPTS                                      Amount                Amount
      ---------------------------------------------------         ------------------    -------------------

 72   WORKING CAPITAL                                                  4,687,105               1,704,868
 73   PENSIONS FUND AND SENIORITY PREMIUMS                                 5,319                   5,250
 74   EXECUTIVES (*)                                                          23                      15
 75   EMPLOYERS (*)                                                        3,958                   2,936
 76   WORKERS (*)                                                         14,673                   6,899
 77   CIRCULATION SHARES (*)                                         402,657,260             310,842,352
 78   REPURCHASED SHARES (*)                                                   0                       0
101   RESTRICTED CASH                                                          0                       0
102   NET DEBT  OF NON CONSOLIDATED COMPAN                                     0                       0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                             AUDITED Final Printing

                                                               QUARTER OF PRESENT    QUARTER OF PREVIOUS
REF                                                              FINANCIAL YEAR          FINANCIAL YEAR
                                                               ------------------    --------------------
 R                          CONCEPTS                             Amount        %        Amount        %
      --------------------------------------------------       ----------     ---     ----------     ---

  1   NET SALES .......................................        18,404,898     100     13,118,073     100
  2   COST OF SALES ...................................        16,096,752      87     11,470,570      87
  3   GROSS INCOME ....................................         2,308,146      13      1,647,503      13
  4   OPERATING .......................................         1,253,169       7      1,124,533       9
  5   OPERATING INCOME ................................         1,054,977       6        522,970       4
  6   INTEGRAL FINANCING COST .........................           112,290       1        -12,461       0
  7   INCOME AFTER FINANCING COST .....................           942,687       5        535,431       4
  8   OTHER EXPENSE AND INCOME (NET) ..................          -148,875      -1         15,870       0
 44   SPECIAL ITEMS ...................................                 0       0              0       0
  9   INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING .........................................         1,091,562       6        519,561       4
 10   PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT
      SHARING .........................................           440,025       2        538,618       4
 11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING .........................................           651,537       4        -19,057       0
 12   SHARE IN NET INCOME OF SUBSIDIARIES AND
      NON-CONSOLIDATED ASSOCIATES .....................            97,750       1        175,071       1
 13   CONSOLIDATED NET INCOME OF CONTINUOUS ...........           749,287       4        156,014       1

 14   INCOME OF DISCONTINUOUS OPERATIONS ..............                 0       0              0       0
 15   CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS .............................           749,287       4        156,014       1
 16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .......                 0       0              0       0
 17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES ................                 0       0              0       0
 18   NET CONSOLIDATED INCOME .........................           749,287       4        156,014       1
 19   NET INCOME OF MINORITY INTEREST .................           247,562       1         63,159       0
 20   NET INCOME OF MAJORITY INTEREST .................           501,725       3         92,855       1





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                             AUDITED Final Printing

                                                               QUARTER OF PRESENT    QUARTER OF PREVIOUS
REF                                                              FINANCIAL YEAR         FINANCIAL YEAR
                                                               ------------------    -------------------
R                             CONCEPTS                            Amount       %        Amount         %
      -------------------------------------------------        ----------     ---     ----------     ---

  1   NET SALES .......................................        18,404,898     100     13,118,073     100
 21   DOMESTIC ........................................        15,816,298      86     10,420,984      79
 22   FOREIGN .........................................         2,588,600      14      2,697,089      21
 23   TRANSLATED INTO DOLLARS (***) ...................           244,208       1        242,228       2

  6   INTEGRAL FINANCING COST .........................           112,290     100        -12,461     100
 24   INTEREST EXPENSE ................................           421,949     376        291,117   -2336
 42   LOSS (GAIN) IN RESTATEMENT OF UDIS ..............            26,393      24         29,066    -233
 45   OTHER FINANCE COSTS .............................                 0       0              0       0
 26   INTEREST INCOME .................................           348,599     310        244,160   -1959
 46   OTHER FINANCIAL PRODUCTS ........................                 0       0              0       0
 25   FOREING EXCHANGE LOSS (GAIN) (NET) ..............             6,425       6        -28,402     228
 28   RESULT FROM MONETARY POSITION ...................             6,122       5        -60,082     482

 10   PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT
        SHARING .......................................           440,025     100        538,618     100
 32   INCOME TAX ......................................            88,991      20         93,486      17
 33   DEFERED INCOME TAX ..............................           255,583      58        417,236      77
 34   EMPLOYEES' PROFIT SHARING EXPENSES ..............            80,099      18         59,785      11
 35   DEFERED WORKERS' PROFIT SHARING .................            15,352       3        -31,889      -6


(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                             AUDITED Final Printing

                                                        QUARTER OF PRESENT    QUARTER OF PREVIOUS
REF                                                        FINANCIAL YEAR        FINANCIAL YEAR
R                           CONCEPTS                             Amount                 Amount
      ---------------------------------------------       ------------------  -------------------
36    TOTAL SALES .................................            18,480,577             13,140,807
37    NET INCOME OF THE YEAR ......................                     0               -949,310
38    NET SALES (**) ..............................            18,404,898             13,118,073
39    OPERATION INCOME (**) .......................             1,054,977                522,970
40    NET INCOME OF MAYORITY INTEREST(**) .........               501,725                 92,855
41    NET CONSOLIDATED INCOME (**) ................               749,287                156,014
47    OPERATIVE DEPRECIATION AND ACCUMULATED ......               703,777                923,684


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
              FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                             AUDITED Final Printing

                                                             QUARTER OF PRESENT    QUARTER OF PREVIOUS
REF                                                             FINANCIAL YEAR        FINANCIAL YEAR
R                            CONCEPTS                           Amount       %        Amount       %
      --------------------------------------------------      -----------------    -------------------

  1   NET SALES .......................................       5,120,714     100     3,736,235     100
  2   COST OF SALES ...................................       4,469,803      87     3,238,210      87
  3   GROSS INCOME ....................................         650,911      13       498,025      13
  4   OPERATING .......................................         354,317       7       280,883       8
  5   OPERATING INCOME ................................         296,594       6       217,142       6
  6   INTEGRAL FINANCING COST .........................         -16,718       0      -104,644      -3
  7   INCOME AFTER FINANCING COST .....................         313,312       6       321,786       9
  8   OTHER EXPENSE AND INCOME (NET) ..................         -68,512      -1       -53,320      -1
 44   SPECIAL ITEMS ...................................               0       0             0       0
  9   INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING .........................................         381,824       7       375,106      10
 10   PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT
      SHARING .........................................         150,783       3       225,264       6
 11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING .........................................         231,041       5       149,842       4
 12   SHARE IN NET INCOME OF SUBSIDIARIES AND
      NON-CONSOLIDATED ASSOCIATES .....................          23,634       0       160,669       4
 13   CONSOLIDATED NET INCOME OF CONTINUOUS ...........         254,675       5       310,511       8

 14   INCOME OF DISCONTINUOUS OPERATIONS ..............               0       0             0       0
 15   CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS .............................         254,675       5       310,511       8
 16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .......               0       0             0       0
 17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES ................               0       0             0       0
 18   NET CONSOLIDATED INCOME .........................         254,675       5       310,511       8
 19   NET INCOME OF MINORITY INTEREST .................          42,744       1        48,382       1
 20   NET INCOME OF MAJORITY INTEREST .................         211,931       4       262,129       7

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                             AUDITED Final Printing

                                                                QUARTER OF PRESENT    QUARTER OF PREVIOUS
REF                                                               FINANCIAL YEAR          FINANCIAL YEAR
R                               CONCEPTS                          Amount       %        Amount         %
     -------------------------------------------------          -----------------     -------------------

1   NET SALES .......................................          5,120,714     100      3,736,235     100
21   DOMESTIC ........................................          4,563,396      89      2,962,503      79
22   FOREIGN .........................................            557,318      11        773,732      21
23   TRANSLATED INTO DOLLARS (***) ...................             55,190       1         72,948       2

 6   INTEGRAL FINANCING COST .........................            -16,718     100       -104,644     100
24   INTEREST EXPENSE ................................             91,932    -550         63,027     -60
42   LOSS (GAIN) IN RESTATEMENT OF UDIS ..............               -483       3          8,094      -8
45   OTHER FINANCE COSTS .............................                  0       0              0       0
26   INTEREST INCOME .................................            127,638    -763        112,670    -108
46   OTHER FINANCIAL PRODUCTS ........................                  0       0              0       0
25   FOREING EXCHANGE LOSS (GAIN) (NET) ..............             10,833     -65         -7,349       7
28   RESULT FROM MONETARY POSITION ...................              8,638     -52        -55,746      53

10   PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT
      SHARING ........................................            150,783    100         225,264     100
32   INCOME TAX ......................................             62,012     41          54,518      24
33   DEFERED INCOME TAX ..............................             30,545     20         154,438      69
34   EMPLOYEES' PROFIT SHARING EXPENSES ..............             61,719     41          47,883      21
35   DEFERED WORKERS' PROFIT SHARING .................             -3,493     -2         -31,575     -14


(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                             AUDITED Final Printing

                                                         QUARTER OF PRESENT        QUARTER OF PREVIOUS
REF                                                        FINANCIAL YEAR              FINANCIAL YEAR
R                               CONCEPTS                        Amount                      Amount
      ----------------------------------------------     ------------------        --------------------
47    OPERATIVE DEPRECIATION AND ACCUMULATED
        IMPAIRMENT LOSSES ..........................           183,528                   224,632






                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                             AUDITED Final Printing


REF                                                          QUARTER OF PRESENT       QUARTER OF PREVIOUS
P                       CONCEPTS                               FINANCIAL YEAR            FINANCIAL YEAR
     ------------------------------------------------        ------------------       -------------------
     YIELD
     -------------------------------------------------
 1   NET INCOME TO NET SALES .........................        4.07  %                    1.18  %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        5.88  %                    1.67  %
 3   NET INCOME TO TOTAL ASSETS (**) .................        2.41  %                    0.75  %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00  %                    0.00  %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...       -0.81  %                   38.51  %

     ACTIVITY
     -------------------------------------------------
 6   NET SALES TO NET ASSETS (**) ....................        0.59  times                0.63  times
 7   NET SALES TO FIXED ASSETS (**) ..................        7.28  times               11.03  times
 8   INVENTORIES ROTATION (**) .......................       12.20t times                9.33  times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............       60     days                77     days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        3.95  %                    3.52  %

     LEVERAGE
     -------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       58.65  %                   70.93  %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        1.41  times                2.44  times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       70.59  %                   69.71  %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      399.72  %                  557.84  %
15   OPERATING INCOME TO INTEREST PAID ...............        2.50  times                1.79  times
16   NET SALES TO TOTAL LIABILITIES (**) .............        1.01  times                0.89  times

     LIQUIDITY
     -------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.64  times                1.21  times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.46  times                1.06  times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.66  times                0.64  times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       85.46  %                   45.40  %

     CASH FLOW
     -------------------------------------------------
21   CASH FLOW FROM NET INCOME TO NET SALES ..........        9.62  %                    7.28  %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      -12.36  %                  -28.37  %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       -1.19  times               -9.50  times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................       31.05  %                   88.11  %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................       68.94  %                   11.88  %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
       TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................       47.22  %                   25.04  %


(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT
                             AUDITED Final Printing

                                                          QUARTER OF PRESENT     QUARTER OF PREVIOUS
REF                                                          FINANCIAL YEAR         FINANCIAL YEAR
D                          CONCEPTS                                Amount                 Amount
     ---------------------------------------------     ------------------------  ------------------
 1   BASIC EARNING PER ORDINARY SHARE (**) .......         Ps.       1.45        Ps.       0.30
 2   BASIC EARNING PER PREFERENT SHARE (**) ......                   0.00                  0.00
 3   DILUTED INCOME PER ORDINARY SHARE (**) ......                   0.00                  0.00
 4   CONTINUING OPERATIONS EARNING PER ORDINARY
      SHARE (COEPS)(**) ..........................                   2.16                  0.50
 5   EFFECT OF DISCONTINUED OPERATIONS ON
      COEPS(**) ..................................                   0.00                  0.00
 6   EFFECT OF EXTRAORDINARY EARNINGS (LOSS) ON
      COEPS(**) ..................................                   0.00                  0.00
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
      COEPS(**) ..................................                   0.00                  0.00
 8   BOOK VALUE PER SHARE ........................                  21.16                 17.83
 9   CASH DIVIDEND ACUMULATED PER SHARE ..........                   0.00                  0.00
10   DIVIDEND IN SHARES PER SHARE ................                   0.00 shares           0.00 shares
11   MARKET PRICE TO BOOK VALUE  .................                   1.22 times            1.45 times
12   MARKET PRICE TO BASIC EARNING PER ORDINARY
     SHARE (**) ..................................                  17.80 times           86.20 times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) ..................................                   0.00 times            0.00 times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                             AUDITED Final Printing

                                                       QUARTER OF PRESENT      QUARTER OF PREVIOUS
REF                                                      FINANCIAL YEAR            FINANCIAL YEAR
C                            CONCEPTS                          Amount                   Amount
      -----------------------------------------------  ------------------      -------------------
  1   CONSOLIDATED NET INCOME ......................           749,287                 156,014
  2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
      REQUIRE USING CASH ...........................           885,428                 799,002
  3   CASH FLOW FROM NET INCOME OF THE YEAR ........         1,634,715                 955,016
  4   RESOURCES PROVIDED OR USED IN OPERATION ......        -2,477,614              -3,722,545
  5   CASH GENERATED (USED) IN OPERATING ACTIVITIES           -842,899              -2,767,529
  6   RESOURCES PROVIDED BY (USED FOR) EXTERNAL
       FINANCING ACTIVITIES                                  1,112,950               2,807,550
  7   RESOURCES PROVIDED BY (USED FOR) INTERNAL ....         2,441,861                 378,634
       FINANCING ACTIVITIES
  8   CASH FLOW GENERATED (USED) BY FINANCING ......         3,554,811               3,186,184
  9   CASH FLOW GENERATED (USED) IN INVESTMENT
      ACTIVITIES ...................................             6,730                -767,871
 10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
      INVESTMENTS ..................................         2,718,642                -349,216
 11   CASH AND SHORT-TERM INVESTMENTS AT THE
      BEGINNING OF PERIOD ..........................         3,545,016               3,894,233
 12   CASH AND SHORT-TERM INVESTMENTS AT THE END
      OF PERIOD ....................................         6,263,658               3,545,017

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                             AUDITED Final Printing

                                                           QUARTER OF PRESENT  QUARTER OF PREVIOUS
REF                                                           FINANCIAL YEAR     FINANCIAL YEAR
C                              CONCEPTS                           Amount             Amount
      ------------------------------------------------     ------------------  -------------------

  2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
      USING CASH .....................................           885,428            799,002
 13   DEPRECIATION AND AMORTIZATION FOR THE YEAR .....           730,355            923,684

 41   + (-) OTHER ITEMS ..............................           155,073           -124,682

  4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .......        -2,477,614         -3,722,545
 18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE         -3,728,940         -4,226,942
 19   + (-) DECREASE (INCREASE) IN INVENTORIES .......           -79,907           -121,014
 20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
      RECEIVABLE .....................................           949,793         -1,235,388
 21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..           132,982            534,925
 22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .           248,458          1,325,874

  6   CASH FLOW FROM EXTERNAL FINANCING ..............         1,112,950          2,807,550
 23   + BANK FINANCING ...............................           177,418            810,454
 24   + STOCK MARKET FINANCING .......................         3,100,042          3,966,349
 25   + DIVIDEND RECEIVED ............................                 0                  0
 26   + OTHER FINANCING ..............................          -422,740            -10,395
 27   (-) BANK FINANCING AMORTIZATION ................        -1,741,770           -864,626
 28   (-) STOCK MARKET AMORTIZATION ..................                 0         -1,094,232
 29   (-) OTHER FINANCING AMORTIZATION ...............                 0                  0
 42   + (-) OTHER ITEMS ..............................                 0                  0

  7   CASH FLOW FROM INTERNAL FINANCING ..............         2,441,861            378,634
 30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....         2,441,861            378,634
 31   (-) DIVIDENS PAID ..............................                 0                  0
 32   + PREMIUM ON SALE OF SHARES ....................                 0                  0
 33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....                 0                  0
 43   + (-) OTHER ITEMS ..............................                 0                  0

  9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
      ACTIVITIES .....................................             6,730           -767,871
 34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
      OF A PERMANENT NATURE ..........................          -411,004            -58,238
 35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT          -172,430           -192,288
 36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......                 0                  0
 37   + SALE OF OTHER PERMANENT INVESTMENTS ..........           715,742            325,350
 38   + SALE OF TANGIBLE FIXED ASSETS ................            36,483             45,126
 39   + (-) OTHER ITEMS ..............................          -162,061           -887,821